CGSH Draft 10/28/08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Lexington Realty Trust
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)

529043-10-1
(CUSIP Number)

October 15, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 529043101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Citicorp North America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,809,781*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,781*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%*
12	TYPE OF REPORTING PERSON CO
* Assumes conversion/exercise of certain securities held.

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CUSIP No. 529043101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,809,781*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,781*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%*
12	TYPE OF REPORTING PERSON CO

* Assumes conversion/exercise of certain securities held.

3

CUSIP No. 529043101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,162*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,162*
	8	SHARED DISPOSITIVE POWER 8,244,943* **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,244,943* **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%* **
12	TYPE OF REPORTING PERSON CO

*	Assumes conversion/exercise of certain securities held.
**	Includes shares held by the other reporting persons.

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CUSIP No. 529043101	Page 5 of 10 Pages

Item 1.
(a)	Name of Issuer: Lexington Realty Trust (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: One Penn Plaza – Suite 4015 New York, NY 10119
Item 2.
(a)	Name of Persons Filing: Citicorp North America, Inc. (“CNAI”) Citicorp Banking Corporation (“CBC”) Citigroup Inc. (“Citigroup”)

(b)

Address of Principal Office or, if none, Residence:

(i) The address of the principal office of each of CNAI and Citigroup is:

399 Park Avenue
New York, NY 10043

(ii) The address of the principal office of CBC is:

One Penn’s Way
New Castle, Delaware 19720

(c)	Citizenship: CNAI, CBC and Citigroup are Delaware corporations.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 529043 10 1
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

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CUSIP No. 529043101	Page 6 of 10 Pages

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount Beneficially Owned: See item 9 of cover pages
(b)	Percent of Class: See item 11 of cover pages

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or direct the disposition of: See Items 5-8 of cover pages
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CBC is the sole stockholder of CNAI. Citigroup is the sole stockholder of CBC.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

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CUSIP No. 529043101	Page 7 of 10 Pages

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 529043101	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2008

CITICORP NORTH AMERICA, INC. By: /s/ Leonard Ellis _______________________________ Name: Leonard Ellis Title: Vice President

CITICORP BANKING CORPORATION By: /s/ William H. Wolf ________________________________ Name: William H. Wolf Title: Senior Vice President

CITIGROUP INC. By: /s/ Riqueza V. Feaster _______________________________ Name: Riqueza V. Feaster Title: Assistant Secretary

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CUSIP No. 529043101	Page 9 of 10 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement between CNAI, CBC and Citigroup as to joint filing of Schedule 13G

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